FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of October, 2003

Commission File Number: 0-30820

                            Tikcro Technologies Ltd.
                       (formerly Tioga Technologies Ltd.)

                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                                (+972-3) 696-2121

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X      Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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The information in this report on Form 6-K is incorporated by reference into all
Registration Statements which the registrant has filed or which it will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.


                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

1.   Press Release: Tikcro Technologies Reports 2003 Third Quarter Results.
     Dated: October 8, 2003.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Tikcro Technologies Ltd.

                                              (Registrant)

                                               By: /s/ Adam M. Klein
                                                   --------------------------
Date: November 5, 2003                         Adam M. Klein for Izhak Tamir,
                                               pursuant to authorization


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                                  EXHIBIT INDEX

Exhibit Number                      Description of Exhibit

10.1 Press Release: Tikcro Technologies Reports 2003 Third Quarter Results. Dated: October 8, 2003





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                                  EXHIBIT 10.1

             Tikcro Technologies Reports 2003 Third Quarter Results

Tel Aviv, Israel, October 8, 2003 -- Tikcro Technologies Ltd. (OTC BB: TKCRF) today reported results for the third quarter and nine months ended September 30, 2003.

In the third quarter, the net loss was $ 49,000, or $ 0 per share. In the nine months ended September 30, 2003 net income was $11.8 million, including a capital gain in the amount of $12.7 million related to the sale of its assets to STMicroelectronics.

Cash and cash equivalents and long-term investment amounted to $8.2 million at the conclusion of the third quarter. Cash in the amount of $1.4 million related to the agreements with STMicroelectronics in an escrow account and receivables of $1.2 million are being held, pending further discussion between the two companies.

Izhak Tamir, Chairman and CEO of Tikcro, said, "at this stage, the Company's primary goal is to determine the best course of action going forward. For that purpose, we are evaluating several strategic investment alternatives."

About Tikcro Technologies:
Until the closing of the Assets Transaction with STMicroelectronics, Tikcro Technologies Ltd. (formerly known as Tioga Technologies Ltd.) developed standard integrated circuits (ICs) for broadband communications applications. Substantially all of its assets and related liabilities were sold to STMicroelectronics. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.


Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.

                               (Tables to follow)

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

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                                               Tikcro Technologies Ltd.

                                         CONSOLIDATED STATEMENTS OF OPERATIONS
                                     (Dollars in thousands, except per share date)

                                                                 Three Months Ended              Nine Months Ended

                                                                   September 30                       September 30
                                                              2003                2002                2003           2002

                                                           (Unaudited)           (Unaudited)       (Unaudited)     (Unaudited)

Revenues                                                                  $          283$          2,691 $        3,590



Research and development expenses, net                                             1,211           1,752          4,641

Product Costs                                                                                          8

Selling, general and administrative expenses            $            61              341             744          1,687

Amortization of deferred stock compensation                                          214             771            636
                                                                 ------           ------          ------         ------
Total operating expenses                                             61            1,766           3,275          6,964
                                                                 ------           ------          ------         ------
Operating loss                                                     (61)          (1,483)           (584)        (3,374)

Other Income (loss)                                                                (142)          12,687          9,556

Financial income (expenses),
net                                                                  12            (120)           (266)          (655)
                                                                 ------           ------          ------         ------
Net Income (loss)                                        $         (49)   $      (1,745) $        11,837 $        5,527
                                                                 ======           ======          ======         ======
Net income (loss) per share
- basic                                                  $         -         $    (0.07) $          0.49 $         0.22
                                                                 ======           ======          ======         ======
Weighted average number of shares outstanding - basic            23,389           24,877          24,016         24,710
                                                                 ======           ======          ======         ======

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                                                  Tikcro Technologies Ltd.
                                                CONSOLIDATED BALANCE SHEETS
                                                   (Dollars in thousands)

                                                                                  September 30                    December 31
                                                                                       2003                           2002

                                                                                   (Unaudited)                     (Audited)

                                                ASSETS

Current assets:

    Cash and cash equivalents                                   $                      8,195  $                        5,559
    Receivables due from STMicroelectronics                                            2,564                             400
    Other receivables                                                                     49                           2,201
    Inventories                                                                                                           37
                                                                                      ------                          ------
          Total current assets                                                        10,808                           8,197

Long-term deposit                                                                                                         28
Severance pay fund                                                                                                       894
Property and equipment, net                                                                                              379
                                                                                      ------                          ------
          Total assets                                          $                     10,808  $                        9,498
                                                                                      ======                          ======


                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Current maturities of long-term loan from a related party                                 $                        1,800
    Trade payables                                                                                                       106
    Related party current account                                                                                        674
    Employees and payroll accruals                                                                                       448
    Other current liabilities                                   $                        895                           1,218
                                                                                      ------                          ------
          Total current liabilities                                                      895                           4,246

Long term liabilities:

    Long-term loan from a related party                                                                                5,200
    Accrued Severance pay                                                                                              1,600
                                                                                      ------                          ------

          Total long-term liabilities                                                   -                              6,800

Shareholders' equity                                                                   9,913                         (1,548)
                                                                                      ------                          ------
          Total liabilities and shareholders' equity            $                     10,808  $                        9,498
                                                                                      ======                          ======

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